EXHIBIT 99.1

Vox Royalty Corp.

Change of Auditor Notice

Pursuant to National Instrument 51-102, Section 4.11

I.	Former auditor

	a.	On February 4, 2026, Ernst & Young LLP resigned as the auditor of Vox Royalty Corp. (the Company) at the Company’s request.
	b.	The audit committee and the board of directors accepted the resignation of the auditor.
c.

The auditor’s reports of Ernst & Young LLP on the financial statements of Vox Royalty Corp. for the two years ended December 31, 2024 did not contain any modifications as to departures from generally accepted accounting principles or limitation in the scope of the audit.

	d.	In connection with the audits for the two years ended December 31, 2024 and through to February 4, 2026, there have been no reportable events, as defined in the National Instrument.

II.	Successor auditor

The reporting issuer appointed PricewaterhouseCoopers LLP as its new auditor as of February 4, 2026. The audit committee and the board of directors considered and approved the appointment.

Dated at Toronto, Ontario, this February 5th day of 2026.

Vox Royalty Corp.

per: Kyle Floyd (CEO/Chairman)